July 23, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kevin Kuhar, Accounting Branch Chief

Re:	NuVasive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 1, 2018
Form 8-K filed May 1, 2018
File No. 000-50744

Dear Mr. Kuhar:

NuVasive, Inc. (the “Company”) received a comment letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) on June 29, 2018, regarding the Company’s SEC filings. This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments numbered 1 through 8 and have provided responses immediately below each comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax (Benefit) Expense, page 52

1.

Please describe to us the underlying facts and circumstances that led to the recognition of one-time tax benefits of $19.5 million from the deduction of excess tax over the book basis in one of your wholly-owned U.S. subsidiaries in 2017.

RESPONSE: In September 2017, the Company completed the dissolution of a wholly-owned subsidiary which it originally acquired through a taxable stock purchase transaction in 2009 for an aggregate purchase price of approximately $79 million. The operating performance of this wholly-owned subsidiary resulted in impairments of its intangible assets in 2011 and 2014. In 2017, as the result of the subsidiary’s historical and projected financial performance, the Company decided to abandon further development of the product line associated with the subsidiary. As the subsidiary was insolvent prior to the dissolution and all requirements were met under Section 165(g) of the U.S. Internal Revenue Code of 1986, as amended, the Company recognized a worthless stock deduction for its remaining tax basis in the investment during the year ended December 31, 2017.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Description of Business, page 80

2.

We note that for larger customers, your proprietary nerve monitoring systems, MaXcess and surgical instrument sets are placed with hospitals for an extended period at no upfront cost to them. Please address the following:

•	Describe the significant terms and conditions of these agreements, including any consideration you receive under these agreements.
•

Tell us the periods of time customers are able to use your systems and surgical instruments sets under these agreements, and compare that period to the useful life of the underlying systems and surgical instrument sets.

•	Tell us how you account for the transfer of the systems and surgical instruments sets to your customers, citing the authoritative guidance on which you relied.

RESPONSE:

Significant terms and conditions of agreements for placement of nerve monitoring systems, MaXcess and surgical instrument sets

The Company offers a portfolio of implants and fixation devices designed to be used with its Maximum Access Surgery, or MAS, platform. The MAS platform includes a proprietary software-driven nerve detection and avoidance system, NVM5; an integrated split-blade retractor system, MaXcess; and a wide variety of specialized surgical instruments (collectively, “Surgical Instruments & Systems”). The Surgical Instruments & Systems are utilized in surgical procedures to facilitate surgeon access to the spine to perform restorative and fusion procedures using the Company’s implants and fixation devices.

The Company generally does not execute formal agreements for the use of its Surgical Instruments & Systems. The Surgical Instruments & Systems are typically transported by the Company’s sales representatives who attend scheduled surgeries at a hospital. In the event that multiple surgeries are scheduled at the same hospital, or for hospitals in which the Company experiences a high volume of surgeries, the sales representatives are permitted to store the Surgical Instruments & Systems at the hospital. In these cases the stored Surgical Instruments & Systems are not specifically identified assets assigned to the hospital, nor are they stored with the hospital for specified periods of time. The Company retains the right to control the use of its Surgical Instruments & Systems and its sales representatives may substitute or direct the use and storage of these assets toward other hospitals with higher demand and higher volumes of surgeries. The hospitals have no liability with respect to the stored Surgical Instruments & Systems and the Company assumes the risk of loss for Surgical Instruments & Systems.

Consideration received for use of Surgical Instruments & Systems

The Company does not receive additional or separate consideration for the Surgical Instruments & Systems that are utilized in surgery by surgeons and hospital staff. Revenue is earned based on the consumption of the Company’s implants and disposable inventory during a surgery. The Surgical Instruments & Systems are provided to surgeons and hospital staff with the ability to be used in surgery with the Company’s products, but are not a requirement for completing the surgery with the Company’s products. As such, the Surgical Instruments & Systems are not considered a deliverable by the Company for completing its performance obligation. The Company’s Surgical Instruments & Systems are long-lived assets used to generate long-term economic benefits.

Time period of use of Surgical Instruments & Systems

The period of time for which Surgical Instruments & Systems are used at a hospital varies depending on the utilization of such assets at a particular hospital and the demand for the Surgical Instruments & Systems in surgeries at other hospitals. For most surgeries, the Surgical Instruments & Systems are delivered to the hospital within a couple of days prior to surgery and removed from the hospital within a couple of days after surgery, with the Surgical Instruments & Systems returning to the Company’s distribution facility. As noted above, the Company may store Surgical Instruments & Systems at hospitals with higher surgical volumes, with those Surgical Instruments & Systems periodically cycled through (as determined by the Company)  the Company’s distribution facility for calibration, quality assurance, and existence verification prior to redeployment.

Useful life of Surgical Instruments & Systems

Surgical Instruments & Systems are assigned a useful life of four years. The useful life is not correlated to the time period such assets are used by a particular hospital, as the assets are not specifically identified or assigned to a particular hospital. These assets can be substituted and distributed among different hospitals, sales representatives, and regions. The useful life of the Surgical Instruments & Systems has been determined based on both the product life cycle and physical degradation of such assets.

Accounting for the transfer of Surgical Instruments & Systems

Surgical Instruments & Systems owned and controlled by the Company are considered long-lived assets in accordance with the authoritative guidance included in ASC 360 – Property, Plant and Equipment. Whether or not these assets are stored at a hospital, (1) these assets are used by the Company to generate long-term economic benefits, (2) the Company has the right to control the use of these assets, and (3) the Company bears the risk and reward associated with these assets.

The Company will revise its future filings, as appropriate, to update its business description in regards to the placement of the Company’s Surgical Instruments & Systems.

Note 4 – Business Combinations, page 93

3.

On page 90 you disclose that during the year ended December 31, 2017 you recognized additions to definite-lived intangible assets and goodwill of $39.8 million and $51.2 million, respectively. Please tell us how you concluded that the aggregate disclosure of your acquisitions occurring during the year ended December 31, 2017 were not required under ASC 805-30-50-2.

RESPONSE: The Company uses Regulation S-X §210.1-02(w) – Significant subsidiary (“Reg. S-X 1‑02(w)”) to determine whether an individual business combination is material to its financial statements. The Company uses Regulation S-X §210.3-05(b)(2)(I) – Financial statements of businesses acquired or to be acquired (“Reg. S-X 3-05(b)”) to determine whether individually immaterial business combinations completed during the reporting period are material when considered collectively. The business combinations completed during the year ended December 31, 2017 were assessed for materiality, both individually and collectively, according to the investment, assets and income tests as defined in Reg. S-X 1-02(w) and Reg. S-X 3-05(b). In no instance did the tests, both individually and collectively, result in a calculation greater than six percent as compared to the Company’s consolidated results for each respective test. In addition to the quantitative considerations, qualitative factors were also considered, which included but were not limited to:

• The significance of the business combinations to the Company’s organizational structure, liquidity, capital structure or strategic plan; and

• The relevance of the business combinations to the users' ability to understand the Company’s Consolidated Financial Statements.

As a result of the quantitative and qualitative considerations, the Company concluded that disclosures pursuant to ASC 805-30-50-2 were not required in the 2017 Annual Report on Form 10-K (the “2017 Form 10-K”) for immaterial business combinations.

4.

On page 92 you disclose that you recorded a contingent consideration liability of $31.4 million related to your September 2017 acquisition of a medical device company. Please revise future filings to provide the disclosures required by ASC 805-30-50-1(c)(2) and (c)(3) for any significant contingent consideration arrangements.

RESPONSE: As discussed above in the Company’s response to the Staff’s comment number 3, the Company uses quantitative measures as described by Reg. S-X 1-02(w) and certain qualitative measures to determine whether an individual business combination is material to its financial statements. During the year ended December 31, 2017, the Company completed a business combination in which it recorded a contingent consideration liability fair valued at $31.4 million. This business combination did not qualify as a significant subsidiary under Reg. S-X 1‑02(w), and therefore, disclosures under ASC 805-10-50-1 were omitted for this immaterial business combination. However, in accordance with ASC 820-10-50-2(c), the Company disclosed the changes in its contingent consideration liabilities during the year ended December 31, 2017 in its 2017 Form 10-K, in tabular format, on page 92 in Note 3 to the Consolidated Financial Statements. The Company further provided limited disclosure to inform the users of the financial statements describing the increase in contingent consideration liabilities during the period related to the completed business combination. On page 54 of the 2017 Form 10-K, within the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company disclosed contingent consideration liabilities related to the achievement of certain manufacturing and commercial milestones associated with the business combination as well as the anticipated timing such milestones may become due and payable.

In future filings, as appropriate, the Company will update its disclosure to include the description for achievement of this $31.4 million contingent consideration liability related to certain manufacturing and commercial milestones. Further, to the extent future Company acquisitions include a significant contingent consideration arrangement, the Company will include the disclosures required by ASC 805-30-50-1(c)(2) and (c)(3).

5.

Additionally, with respect to the contingent consideration liabilities, in future filings please revise Note 3 to disclose quantitative information about the significant unobservable inputs underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.

RESPONSE: As discussed above in the Company’s response to the Staff’s comment number 3, the Company uses quantitative measures as described by Reg. S-X 1-02(w) and certain qualitative measures to determine whether an individual business combination is material to its financial statements. The Company limited the disclosures set forth under ASC 820-10-50-2bbb for the business combinations that did not qualify as significant subsidiaries individually under Reg. S-X 1-02(w), or collectively under Reg. S-X 3-05(b). The Company disclosed qualitative information for business combinations not qualifying as significant subsidiaries about the significant unobservable inputs underlying the level 3 fair value measurements on page 92 in Note 3 to the Consolidated Financial Statements of its 2017 Form 10-K. The Company had over ten different contingent consideration liabilities ranging from seven thousand dollars to $11.7 million in fair value. Each contingent consideration liability was unique with varying inputs. The entire balance recorded as contingent consideration liabilities at December 31, 2017 related to business combinations that were individually and collectively immaterial. Therefore, the Company omitted disclosure regarding the quantitative information related to all of the outstanding contingent consideration liabilities. For these reasons, the Company determined the disclosures under ASC 820-10-50-2bbb were immaterial and would result in undue burden to the Company in providing the complexities of each contingent consideration liability arrangement and potentially be confusing without any material benefit to the users of the financial statements. Further, the Company will include the disclosures required by ASC 805-10-50-2bbb to the extent future acquisitions include a significant contingent consideration arrangement.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Recently Adopted Accounting Standards, page 9

6.

We note your disclosure that under ASC 606, your charge sheet orders are considered to be a contract with a customer when the company agrees to attend a scheduled surgery with its products as requested by the hospital or surgeon. You also disclose that the scheduling of the surgery and the usage of your products is determined to be a contract. Please clarify for us the point in time at which a contract is established. Also, describe to us the information contained in a charge sheet, including how the enforceable rights and obligations of each party are created in accordance with ASC 606-10-25.

RESPONSE:

Identify when the contract is established with the customer with enforceable rights and obligations

ASC 606 – Revenue from Contracts with Customers (“ASC 606”) - defines a contract as “an agreement between two or more parties that creates enforceable rights and obligations.” ASC 606 further provides that “contracts can be written, oral, or implied by an entity’s customary business practices.”

Consistent with industry practice, the Company’s sales process begins when the Company receives a request from the hospital or surgeon to attend a specific surgical procedure with the Company’s products at a specified time and place. The Company then agrees to attend a scheduled surgery (via a sales representative) with its products as requested by the hospital or surgeon.

In some cases, the Company will have a written agreement in place with the hospital with respect to pricing and other terms and conditions governing the purchase and sale of the Company’s products to the hospital. In other cases, there may not be a definitive written agreement between the Company and the hospital at the time the Company is requested to attend a surgery. However, in cases where a written agreement has not been previously executed between the Company and the hospital, the scheduling of the surgery coupled with the actual consumption of the Company’s products in a surgery is determined to be an implied contract based on customary business practices. Additionally, the consumption of Company products in a surgery that was previously requested by a hospital creates enforceable rights and obligations between the Company and the hospital. The Company believes this sales process is analogous to the illustration provided in the AICPA Guide Section 7.06.05 (underline added below for emphasis):

“FASB ASC 606-10-25-1 states that an entity should account for a contract with a customer when all five criteria of FASB ASC 606-10-25-1 are met. FASB ASC 606-10-25-1a states that one requirement is that the “parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.” In accordance with FASB ASC 606-10-25-1a, a health care entity may consider if it has a written contract with the patient by considering whether the patient signed any forms, such as a patient responsibility form, which would be considered a written contract. If the health care entity determines it does not have a written contract (for example, the patient refuses to sign a patient responsibility form), it may consider if it has an oral or implied contract based on the entity’s customary business practices. If the patient schedules health care services in advance (for example, elective surgery), the health care entity may consider if it has an oral or implied contract. If the patient does not schedule the services in advance (for example, a patient that was admitted through the emergency room while unconscious or against their will), the health care entity may perform an analysis of the specific facts and circumstances to assess enforceability including looking at customary business practices.”

The sales process, as described above, is a common business practice in the medical device industry, particularly in the field of spine surgery. Revenue is recognized when the hospital takes control over Company’s products consumed during a surgery, and a charge sheet is generated by the Company’s sales representative identifying the products consumed during a surgery. The charge sheet, as signed by the hospital, serves as a confirmation and acknowledgement of the Company’s products consumed during a surgery (these are referred to as “charge sheet orders”). The business practice of attending a scheduled surgery, in which a hospital uses the Company’s products and confirms their use with a charge sheet, creates a contract even when there is no written agreement between the parties prior to surgery.

Contents of a Charge Sheet

A charge sheet is a document that captures the surgical procedure-based transactional details. The charge sheet is completed during the surgery by the Company’s sales representative attending the surgery and signed or otherwise acknowledged by the surgeon or hospital staff. Information included in a charge sheet consists of:

-Name of hospital

-Name of surgeon

-Sales representative name

-Surgery date

-Product description

-Product item number

-Quantity of products used

-Price of the products used

-Acknowledgment by the surgeon or hospital staff of the products used

In summary, the Company believes all five criteria enumerated in ASC 606-10-25-1 exist with respect to charge sheet orders. Specifically, (1) the Company and the hospital have formed and approved a contract based on customary business practices through the scheduling of the surgery and the usage of Company products (2) the Company can identify the goods transferred to the hospital via the signed and approved charge sheet, (3) the Company can identify the price for the goods transferred to the hospital via the signed and approved charge sheet, (4) the contract has commercial substance as a Company product was consumed and transferred to the hospital in the surgery and (5) it is probable that the Company will collect substantially all of the consideration to which it is entitled based on an approved and signed charge sheet, and supported by customer collection history and credit worthiness analyses.

The Company will revise its future filings, as appropriate, to clarify the point in time at which a contract is established with a customer for charge sheet orders under ASC 606.

Form 8-K filed May 1, 2018

Exhibit 99.1

7.

In your highlights section you present the percentage changes in non-GAAP international sales on a constant currency basis and non-GAAP diluted earnings per share without providing the comparable percentage change in the GAAP measure. Please revise your future earnings releases to include the change in the most directly comparable GAAP measure when you present changes based on a non-GAAP measure. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: The Company will revise its future earnings releases, as appropriate, in accordance with the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Form 8-K filed May 1, 2018

Exhibit 99.1

8.

You disclose non-GAAP operating profit margin, non-GAAP gross profit, non-GAAP gross margin, and prior period non-GAAP net income and non-GAAP earnings per share but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future earnings releases to comply with that guidance.

RESPONSE: The Company will revise its future earnings releases, as appropriate, in accordance with Regulation S-K Item 10(e)(1)(i)(B).

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We hope that this response satisfactorily addresses your comments. If you have any further comments or questions or require any additional information concerning the filing or the matters discussed herein, please contact me at (858) 736-0317 or rasarpota@nuvasive.com.

NUVASIVE, INC.

/s/ Rajesh J. Asarpota

Rajesh J. Asarpota

Executive Vice President and Chief Financial Officer